Global X Funds
600 Lexington Avenue, 20th Fl.
New York, NY 10022

November 13, 2018

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303
Attention: Raymond Be

Re: Global X Funds (“Trust”)
File Nos. 333-151713, 811-22209

Dear Mr. Be:

On behalf of the Global X Funds (the “Registrant” or the “Trust”) and its series, the Global X MSCI China Large-Cap 50 ETF, Global X MSCI China Consumer Staples ETF, Global X MSCI China Health Care ETF, Global X MSCI China Information Technology ETF, Global X MSCI China Real Estate ETF, Global X MSCI China Utilities ETF (the “Funds”), included in Post-Effective Amendment No. 540 (the “Amendment”) to the Registrant’s registration statement on Form N-1A, below you will find the Registrant’s responses to the comments conveyed by you on October 23, 2018 with regard to the Amendment. The Amendment was filed with the U.S. Securities and Exchange Commission on September 6, 2018 pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have provided your comments and the Registrant’s response to each comment. These responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) under the Securities Act. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

Prospectus:

Global X MSCI China Large-Cap 50 ETF

1.	Comment: In the first sentence of the second and third paragraphs under “Principal Investment Strategies” clarify what is meant by “select among the 50 largest equity securities.”

Response: Registrant will make the requested change.

2.	Comment: In the second sentence of the second paragraph under “Principal Investment Strategies” explain briefly what the minimum investability thresholds referred to are.

Response: Registrant will make the requested change.

3.	Comment: Confirm that the B-Shares referenced in the second paragraph under “Principal Investment Strategies” are of companies that are incorporated in China.

Response: Confirmed.

Global X MSCI China Consumer Staples ETF

4.	Comment: In the first sentence of the third paragraph under the “Principal Investment Strategies” section, explain how the Underlying Index select constituents of the Parent Index.

Response: Registrant will make the requested change.

All Funds

5.	Comment: Please explain what the term “group entity,” referenced in each Fund’s “Principal Investment Strategies” section, means.

Response: Registrant will make the requested change.

6.	Comment: For each Fund, consider adding principal risk disclosure related to investments in American Depositary Receipts and Global Depositary Receipts.

Response: Registrant respectfully declines to make the requested change. Registrant believes that risks associated with the Fund’s investments in American Depositary Receipts and Global Depositary Receipts are already sufficiently disclosed under “Foreign Securities Risk.”

7.	Comment: Please update each Fund’s reference to the “recent presidential election” within the “Risks Related to Investing in China” principal risk disclosure.

Response: Registrant will make the requested change.

8.	Comment: Within each Fund’s “Risks Related to Investing in China A-Shares” principal risk disclosure, please explain briefly what the “Stock Connect Programs” are.

Response: Registrant will make the requested change.

9.
Comment: Please explain, either in the Item 4 or Item 9 disclosure, what the Stock Connect Program’s “daily and aggregate quota limitations,” referenced within each Fund’s “Risks Related to Stock Connect Programs” principal risk disclosure, are and how they could affect trading.

Response: Registrant will make the requested change within the Item 9 disclosure in the Registration Statement.

10.
Comment: With respect to the “Concentration Risk” disclosure for each Fund, consider tailoring the disclosure to specifically reference the industry in which the Fund concentrates rather than referencing the concentration of the Underlying Index.

Response: Registrant respectfully declines to make the requested change. Registrant believes that the existing disclosure, which references the concentration of each Fund’s Underlying Index, is appropriate for the Funds.

11.
Comment: In the “Mid-Capitalization Companies Risk” disclosure under the “A Further Discussion of Principal Risks” section, please remove the duplicative reference to the Global X MSCI China Health Care ETF.

Response: Registrant will make the requested change.

12.	Comment: Review the sector risk disclosure included in the “A Further Discussion of Principal Risks” section, to confirm that the correct risk disclosure is listed for each Fund.

Response: Registrant will review and make appropriate changes.

SAI

13.	Comment: Explain what “among other things” referred to in the second sentence of the fourth fundamental investment restriction are.

Response: The “among other things” reference in the second sentence of the fourth fundamental investment restriction is intended to make clear that the list of real estate related activities included in that sentence is not an exhaustive list. Rather, it would also include any real estate related activity that is, or in the future may be, a permitted activity under the Investment Company Act of 1940, as amended, as determined by a regulatory authority having jurisdiction.

Please do not hesitate to call me at (646) 716-3239 if you have any questions regarding the foregoing.

Sincerely,
/s/ Lisa K. Whittaker
Lisa K. Whittaker